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November 29, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Bradley Ecker and Geoffrey Kruczek

Re:	LOBO EV TECHNOLOGIES LTD Amendment No. 4 to Registration Statement on Form F-1 Filed on November 17, 2023 File No. 333-270499

Dear Mr. Ecker and Mr. Kruczek:

On behalf of our client, LOBO EV Technologies Ltd. (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 4 to Registration Statement on Form F-1 filed on November 17, 2023 (the “Registration Statement”) contained in the Staff’s letter dated November 27, 2023 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 5 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 4 to Form F-1 filed November 17, 2023

Dilution, page 59

1.	We note your calculation of net tangible book value in your response. Please note that net tangible book value is generally your tangible assets (total assets less intangible assets and deferred IPO costs) less liabilities. Refer to Section 8300 of the Division’s Financial Reporting Manual and revise accordingly.

Response: The Company has amended pages 59 and 60 of the Amendment in response to the comments. The net tangible book value as of June 30, 2023 of $2,510,665 is calculated as below:

Total assets	$17,430,279
Minus: Intangible assets, net	(1,504,399)
Minus: Operating lease right-of-use assets, net	(389,790)
Minus: Deferred IPO costs	(1,000,672)
Minus: Total liabilities	(12,024,753)
Net tangible book value	$2,510,665

Exhibits

2.	We note that you filed exhibits 10.13 and 10.14; however, the filed exhibits are in a foreign language. Please file an English translation of the exhibits. Refer to Exchange Act Rule 12b-12(d).

Response: The Company has refiled Exhibits 10.13 and 10.14 in response to the comments.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Huajian Xu